Mail Stop 3561

August 25, 2006

By U.S. Mail

Mr. Moray P. Dewhurst
Chief Financial Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

        Re: **FPL Group, Inc.**
                Form 10-K for the year ended December 31, 2005
                Filed February 23, 2006
                File No. 1-8841

                Florida Power & Light Company
                Form 10-K for the year ended December 31, 2005
                Filed February 23, 2006
                File No. 2-27612

Dear Mr. Dewhurst:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jim Allegretto
                    Senior Assistant Chief Accountant